June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jacqueline Kaufman

Re:	Comment Letter dated June 10, 2021 regarding
F45 Training Holdings Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted May 12, 2021
CIK No. 0001788717

Dear Ms. Kaufman:

F45 Training Holdings Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 3 to the Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on May 12, 2021 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed the Registration Statement (the “Filing”) with the Commission today.

Prospectus Cover Page, page i

1.

Please disclose on the prospectus cover page that current major stockholders, including some directors and officers, will be able to control or substantially influence corporate decisions after the offering, and disclose the percentage of voting control such persons will hold in the aggregate.

Response:

We note the Staff’s comment, and in response thereto have added disclosure on the prospectus cover of the Filing as requested regarding the voting control of the Company’s current major stockholders.

Prospectus Summary Impact of the COVID-19 Pandemic, page 2

2.

We note you launched a home digital product called F45 At Home Workouts in response to temporary studio closures due to the COVID-19 pandemic. Please tell us whether you plan to keep and/or further develop this platform beyond temporary studio closures, and how this impacts your business plan.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on pages 3 and 107 of the Filing as requested to discuss our plans with respect to at home workouts.

3.	In the interest of providing more balanced disclosure, please quantify in this section your revenue decrease during 2020 as compared to 2019.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 3 and 108 of the Filing as requested to quantify our revenue decrease in 2020.

Risk Factors Our business is subject to various franchise laws and regulations, and changes in such laws and regulations . . ., page 31

4.

You disclose that you “are not currently, and in the past we have not been, in compliance with certain applicable franchise registration and disclosure laws in certain jurisdictions.” In addition, you disclose that this could result in “fines, damages and [y]our inability to enforce franchise agreements where [you] have violated such laws.” Please provide an estimate of the extent of your potential liability for these fines and damages, if estimable and material.

Response:

We note the Staff’s comment, but respectfully note that we are unable to provide an estimate of our potential liability as the remedies vary by applicable jurisdiction and are dependent on many factors. Because we cannot predict whether a remedy with respect to a franchise in any particular jurisdiction would include rescission rights, the voiding of a franchise agreement or monetary fines or damages, there are too many variables for us to accurately estimate our potential liability with a dollar value. However, we believe that it is still important to specifically disclose to potential investors that these remedies are possible.

Use of Proceeds, page 63

5.	Please revise to identify the indebtedness, including the relevant interest rate and maturity date, to be repaid by some of the proceeds of this offering.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on pages 66 and 67 of the Filing as requested to add details regarding the indebtedness to be repaid by some of the proceeds of this offering.

Recent Transactions, page 79

6.

We note you disclose that you entered into a definitive merger agreement with Crescent Acquisition Corp., a special purpose acquisition company, on June 24, 2020 months after the onset of the COVID-19 pandemic, and that you agreed to mutually terminate the agreement in October 2020 “due to uncertainty caused by the COVID-19 pandemic.” Please elaborate on the reasons for the termination of the agreement with a view to providing investors information about whether those reasons continue to have a material impact on the company.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 86 of the Filing as requested to add details regarding the termination of our merger agreement with Crescent Acquisition Corp.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Equipment and Merchandise Revenue, page 83

7.

You disclose that “[m]erchandise revenue, including LionHeart monitors and TV pack sales also decreased by $1.2 million during the year ended December 31, 2020 compared to the prior year.” Please define what you mean by “TV packs” as the term is not referenced elsewhere in your prospectus.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 93 of the Filing as requested to remove the reference to TV packs and clarify the applicable revenue.

Cost of Franchise Revenue, page 84

8.

Please explain to us why your cost of franchise revenue as a percentage of revenue varies so significantly amongst your segments. For example, cost of franchise revenue as a percentage of revenue is 22.6% for the USA segment and 1.6% for the ROW segment.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 94 of the Filing as requested to address the variance in our cost of franchise revenue across segments.

Cost of Equipment and Merchandise, page 85

9.	Please expand your disclosure to explain why the cost of equipment and merchandise as a percentage of revenue went from 54% in 2019 to 73% in 2020

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 95 of the Filing as requested to explain the increase in cost of equipment and merchandise.

General

10.

In appropriate places, please disclose whether members continued to pay membership fees while their franchises/studios were closed due to COVID-19. If they did not, please disclose the number of months that you did not receive membership payments and the number of franchises/studios that were affected

Response:

We note the Staff’s comment, and respectfully note that we have not included disclosure regarding the payment of membership fees during the COVID-19 pandemic and closure of our studios because under our franchise model, we do not receive any payments from members. As disclosed in the Filing, we did suspend franchise fee payments during the pandemic in order to help our franchisees, but we do not track the individual payment of member fees to our franchisees, only the aggregate revenues of each franchise.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 322-3379 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Patrick Grosso
Patrick Grosso Chief Legal Officer

Cc:	Peter Wardle, Esq.
Daniela Stolman, Esq.
Tad Freese, Esq.
Brian Paulson, Esq.